EXHIBIT 99.1

Neptune Reports Second Quarter Results and Provides Update on Action Plan to Resume Operations

LAVAL, Quebec, Oct. 15, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces its consolidated financial results for the three and six-month periods ending August 31, 2013 and provides update on action plan to resume operations.

On November 8, 2012, an explosion destroyed the Corporation's sole production plant (the "incident") located in Sherbrooke, Quebec, Canada. While operations are being re-established, revenues to date have largely been generated from the sale of krill oil acquired by the Corporation through short-term temporary arrangements. Neptune has been able to maintain a large portion of its pre-incident client base through margin concessions. The Corporation recently announced a renewable Manufacturing and Supply agreement with Rimfrost USA, LLC ("Rimfrost"), which significantly strengthens its on-going production capacity. In addition, Neptune will soon be able to offer customers its premium krill oil product, NKO®, with production of its Sherbrooke facility expected to resume before the end of this fiscal year.

Financial Results: Three Months Ended August 31, 2013

Nutraceutical Business Results

  Nutraceutical revenues were $5,080,000 for the three-month period ended August 31, 2013, compared to $7,860,000 for the three-month period ended August 31, 2012.
  Adjusted EBITDA was negative ($4,058,000) for the current quarter, versus $504,000 for the corresponding prior-year quarter.
  Net loss was ($1,779,000) for the current quarter, compared to net loss of ($2,797,000) for the quarter ended August 31, 2012.

The lower year over year net loss is largely due to the receipt of $5.0 million in incident related insurance recoveries during the current quarter. This was reduced by margin concessions on lower revenues resulting from the plant incident, higher stock based compensation expenses and additional legal fees to defend and reinforce the Corporation's intellectual property ("IP").

Consolidated Results

  Consolidated revenues totalled $5,346,000 for the three-month period ended August 31, 2013, down from $8,097,000 for the quarter ended August 31, 2012.
  Adjusted EBITDA was negative ($6,027,000) for the current quarter, versus negative ($704,000) for the corresponding prior-year quarter.
  Net loss was ($5,052,000) for the current quarter, versus a net loss of ($4,684,000) in the corresponding prior-year quarter.

The higher year over year consolidated net loss is mainly explained by margin concessions on lower revenues resulting from the plant incident, higher stock based compensation expenses, additional legal fees to defend and reinforce IP and an increase in R&D expenses associated with clinical programs in the Corporation's subsidiaries. This was partially offset by insurance recoveries received during the current quarter.

The consolidated net loss for the quarter ended August 31, 2013 includes a $3.3 million loss associated with Neptune's subsidiaries, who are actively engaged in clinical studies and research and development. Consolidated adjusted EBITDA for the current quarter includes negative $2.0 million associated with Neptune's subsidiaries.

"We continue to build on past successes and are making considerable progress in our efforts to rebuild and strengthen our business," highlighted Mr. Henri Harland, President and CEO of Neptune. "We recently signed a third party Manufacturing and Supply Agreement with Rimfrost which significantly improves our production capacity and creates a hedge against future supply disruptions. As well, we reached a favourable settlement with a number of respondents named in the U.S. International Trade Commission's (ITC) investigation into alleged composition of matter infringements. On the pharmaceutical side we also continued to make good progress, with our subsidiary Acasti Pharma, announcing positive clinical results in their recently completed open-label clinical trial. It has been a difficult period in the Corporation's history, but we remain confident in Neptune's strategic direction and ability to execute to emerge stronger and drive future growth to create shareholder value."

Financial Results: Six Months Ended August 31, 2013

Nutraceutical Business Results

  Nutraceutical revenues were $11,163,000 for the six-month period ended August 31, 2013, down slightly from $13,995,000 for the six-month period ended August 31, 2012.
  Adjusted EBITDA was negative ($6,721,000) for the six-month period ended August 31, 2013, versus $1,793,000 for the corresponding prior-year period.
  Net loss was ($5,158,000) for the six-month period ended August 31, 2013, compared to net loss of ($2,749,000) for the corresponding prior-year period.

Consolidated Results

  Consolidated revenues totalled $11,436,000 for the six-month period ended August 31, 2013, compared to $14,246,000 for the corresponding prior-year period.
  Adjusted EBITDA was negative ($9,965,000) for the six-month period ended August 31, 2013, versus negative ($562,000) for the corresponding prior-year period.
  Net loss was ($10,467,000) for the six-month period ended August 31, 2013, versus a net loss of ($6,379,000) in the corresponding prior-year period.

Update on Action Plan to Resume Operations

Neptune continues to make good progress in implementing its action plan for restoring and enhancing its long-term supply chain. The rebuild of the Sherbrooke plant remains on track and upon completion, which is expected before the end of the current fiscal year, the plant is expected to have the ability to produce more than 150 metric tons of Neptune's premium "NKO®" krill oil annually.

In addition, the krill oil Manufacturing and Supply Agreement with Rimfrost, gives Neptune the right to purchase, at a preferred price, up to 800 metric tons of krill oil over the three-year term of the renewable agreement. The oil purchased from Rimfrost will be further processed by Neptune in order to meet its Eco krill oil "EKO™" standards.

"This marks a significant milestone for the Corporation," added Mr. Harland. "We have successfully secured supply while our Sherbrooke facility is under construction and on a longer-term basis we have brought overall production capacity to a level which allows us to meet increasing customer demand in a fast growing market. Furthermore, we have strengthened and safeguarded Neptune's operations by moving from a centralized production model to a more diversified arrangement. Going forward the Corporation intends to focus its in-house production efforts on Neptune's premium krill oil, NKO®, while meeting the demand for good quality krill oil through third party manufacturing and supply agreements."

Insurance Coverage

Neptune has insurance in place covering, among other things, property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions. Since the destruction of the Corporation's production facility in November 2012, Neptune received insurance recoveries totalling $11.7 million, representing only part of the total potential compensation of $15 to $20 million. This amount includes $5.0 million received during the second quarter ended August 31, 2013. Neptune is pursuing the balance of its insurance claim and will record any additional recovery if and when received.

Patent Infringement Settlements Reached

On October 2, 2013 the Corporation announced that it had reached a settlement with Rimfrost USA, LLC ("Rimfrost"); Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; and Bioriginal Food & Science Corp. (collectively the "Settling Respondents") resolving the U.S. International Trade Commission's (ITC) investigation related to infringement of Neptune's composition of matter patents by the settling Respondents. The investigation was instituted earlier this year by Neptune and Acasti in a complaint filed with the ITC.

As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to the Settling Respondents, allowing them to market and sell within the nutraceutical market products containing components extracted from krill. The Settling Respondents also agreed to pay Neptune an additional royalty amount due for the manufacture and sale of krill products prior to the effective license commencement date. In addition, Neptune agreed to dismiss a related patent infringement case against Rimfrost, Olympic Seafood AS and Avoca, Inc.

To date, Neptune and Acasti have not reached a settlement with the remaining Respondents in the ITC investigation, including Aker BioMarine AS; Aker BioMarine Antarctic USA, Inc.; Aker BioMarine Antarctic AS; Enzymotec Limited and Enzymotec USA, Inc.

Conference Call

Neptune will be holding a conference call on Wednesday October 16, 2013 at 9:00 a.m. ET to present its second quarter results. The Corporation will also provide an update on the status of its previously disclosed action plan to resume operations and supply customers.

Date:	Wednesday October 16, 2013
Time:	9:00 a.m. Eastern Time
Conference ID:	77986906
Call:	Within Canada & the U.S., dial toll‐free 1‐877-380-5664. Outside Canada and the U.S., dial 1‐631-813-4882.

Management will accept questions by telephone during the Q&A period at the end of the presentation. Questions can also be forwarded in advance or during the presentation to the following email address:  f.harland@neptunebiotech.com.

An archived recording of the call will be available on Neptune's website (www.neptunebiotech.com) following the presentation.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma and NeuroBioPharm Inc (''NeuroBio''), in which Neptune respectively holds 60% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti Pharma and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its annual information form dated May 29, 2013 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com